NOT FOR DISSEMINATION IN THE UNITED STATES OR TO US NEWSWIRE SERVICES

NEWS RELEASE No. 07-07

May 23, 2007

ASX Symbol - AGY

A$3MILLION PRIVATE PLACEMENT

Argosy Minerals Inc. (“Argosy”) has agreed to issue, on a non-brokered private placement basis, 3,200,000 shares at a price of A$0.95 per share, for proceeds of A$3,040,000 to institutional investors.

The private placement is subject to regulatory approval.

The proceeds of this financing will be used for working capital to advance Argosy’s activities in Burundi and at its Lac Panache and Fish Creek projects in Sudbury, Ontario.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Malcolm K Smartt, Company Secretary
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: mal.smartt@argosyminerals.com.au

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.